Filed by Monroe Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Monroe Bancorp
Commission File No. 0-31951

The following excerpts relating to Old National Bancorp’s pending acquisition of Monroe Bancorp are from a presentation by executive officers of Old National on November 17, 2010 to analysts and institutional investors at Old National's 2010 Analyst and Investor Conference in Indianapolis, Indiana.  Mark D. Bradford, President and Chief Executive Officer of Monroe Bancorp, participated in this presentation.

Lynell J. Walton, Director of Investor Relations:

..If you look to our slide deck that we’ve got, slide three, four and five are standard disclosures regarding our Monroe transaction, forward-looking statements and non-GAAP financial measures that you all are certainly most familiar with…

Robert G. Jones, President and CEO:

…So moving into discussion on M&A, I should point out that Jim Ryan is with us. I think many of you met him last night. Jim is actually the Director of Corporate Development Strategy. He really drives our M&A work and he has done a remarkable job of building a lot of strong relationships, as I think Mark [Bradford] would tell you.  But as you look at what we do with the current emerging trends in the M&A market, we do believe that the traditional M&A is coming back. I think the deal we did with Monroe is symbolic of what you’re going to start to see more of. Clearly, I think as banks look for ways to grow, we are going to return to the ways of doing accretive transactions. There is clearly earnings pressure on banks and I think to the right, you will see what we hear day in and day out from many of our potential partners is that their boards are very, very tired right now. Management teams are very, very tired right now.  As they look forward to those headwinds that we discussed, they don’t see a lot of relief coming. And I think Mark would share that belief both from his board and others. And not that Mark was tired, but it is a challenge. So we do think M&A is coming back and I think we’re well positioned and I think Jim has done a great job. I think some people argue that if you look at our target markets of Indiana, Louisville, Western Kentucky, seeping into Michigan that we are a potential acquirer of choice. So it is the competitive field…

…Clearly you’ll look at credit and I’ll make an analogy here between Monroe and an FDIC deal and I’ll use a healthcare analogy. We had one investor say Monroe was nothing more than an FDIC deal and I assure you that is not the case. Monroe broke their arm and they were not in triage. Monroe had a little blip in their credit here in Indianapolis, not dissimilar to a lot of companies. But they broke their arm. An FDIC company in a potential takeover is in triage and probably moving to life support and may not be able to survive. There is no resemblance to that with what we did with Monroe. Clearly we had some issues in Indianapolis, but – very workable. Daryl did a deep dive on the credit side…

…So page 14, this is simply a reiteration of what we’ve always talked about M&A. Our strategy is pretty simple. We need to be able to meet our third strategic imperative of consistent quality earnings, needs to be able to enhance our image as the community bank. We need to leverage our current infrastructure. Clearly we’ve been getting back to the point I made about costs, we know we have a problem, one way we can solve that problem is to leverage the current infrastructure and we review potential deals and if you think back to Monroe, it’s a 50% cost save coming out of the combined institutions.

Our strategy is really threefold. It’s not just financial, which we think it is terribly terribly important, but it also has to align strategically and culturally. And that cultural one may be unique for us. But as Mark will again tell you, most of the conversations that Mark and I had as we were dating were around culture because you have to be able to make one plus one equals three and the easiest way you do that is through ensuring the cultures are comparable, not exactly the same, but comparable, and if we can make sure that the culture is, we can walk in on the day we close and make sure that we’re getting the best that we can out of the franchise and we think that’s terribly, terribly important, so.

Then moving to slide 15, let me just talk a little bit about Monroe and as the first bullet here is why Monroe. I could be trite but that’s not me, but I think if you met Mark Bradford, spent any time with Mark those of you that’s followed him, that’s why Monroe. Mark is involved and built an institution with the quality of people we found in Monroe. Monroe is a terrific franchise, a 117-year history and arguably one of the best second tier markets, and by that I mean second tier in size in the state, you look at the next stage outside of Indianapolis, I would argue that Bloomington is probably the best market after that.  For us to get dominant share with a tremendous management team in that market plus to get some benefit here in Indianapolis. Monroe had some locations in other key markets here in Indy that we didn’t have that Randy will be able to lever. If you would ask me, five years ago or six years ago, could you name three banks that you would like to partner with in the State of Indiana, Monroe would have clearly been near the top – if not at the top, would have been very, very close. It has got a wonderful history and as I said, they broke their arm, they are solvable and fixable and we think at the end of the day this is going to be a very, very positive transaction for us. We do believe the price is fair based on what we’ve got and what the return to our shareholder is. It was a competitive situation.  Mark didn’t select me just because I was the ugliest girl at the dance.  He and his board went through a very detailed analysis. We had many long and in-depth conversations and they played it very close to the vest and we weren’t the only one trying to buy Monroe so and as I said, we do get strong saves.

We’ve been very public that we estimate we should get 50% cost saves. It is not a surprise to Mark, and I would say as you think about these kind of deals, you can kind of hide the weenie and say hey Mark were going to save 10% where life’s great and all of sudden we’re going to close and I say guess what, we’re saving 50%. We actually, once we calculated the number, Jim and I drove up and met Mark at a hotel in Vincennes, Indiana at 6 in the morning. We sat down and said, Mark here is where we are and this is before, I’m not sure we’ve been public yet. So we wanted to make sure he and his board understood the magnitude of what were doing. So as he  walked in the day that we announced and I stand before the public and say that’s a great deal, we’re taking 50% of cost out and Mark stands there and falls over and says, hey, what the hell are you doing? I think that gives a sense of how we are. You know the benefit, we’ve talked about that. I’m done with my job. I do the dating and get out of the way for the hard work.  Barbara will talk about the integration of Monroe, we did target of 1/01/11 close, we feel reasonably comfortable with regulatory approval at this stage and we’re moving forward with all the other issues and Barbara has got a lot of people working hard with Mark and his team and if you have questions, Mark is available to answer the questions as well. I think it also says something when he is technically not working for us, he is still working for Monroe, but the fact he is here on his own, and the fact that you saw last night he is already partnering with many of us, I think it shows he is very comfortable with us…

Barbara Murphy, Chief Banking Officer:

…On page 24, we’ve included some regional data about the super regions as well as these individual regions.  It’s giving you the total loan, deposits and sweep balances as of third quarter and we’ve included some market share position that we occupy within these regions. You will notice that in the first group of regions in the southern region, we occupy the second market share position in either the MSA or in the city of those particular regions. In the next set of regions you’ll notice that we occupy the number third position in the MSA of Bloomington with the Monroe transaction, we will be number one as they were and we will far exceed others…

…So the next thing that we will do in relation to managing deposits is obviously there will be a big team with the integration of Monroe. There are 19 teams established who are working on loan and deposits conversion and we are hoping for a mid-May conversion. And our simple, easy, fast process that we’re working for in deposits is to streamline our platform account opening. This is the area that we spend the most time on, have the most volume and we have the funkiest system ever…

Q & A during Presentation by Tom Flynn (President and CEO of Old National Insurance):

<Q> (Analyst): Okay. Thanks - A few more questions. You know lot of transactions – typically the transactions, they talk about the expenses associated with them and then say we don’t know exactly what the revenue generating capabilities are but they don’t really put a target something but can you talk a little bit about the successes you have had as far as what you think of that relationship as generating an additional revenue as far as what you projected maybe initially and then kind of where you are at with that?

<A> (Bob Jones): Yeah. I’ll cover the first part. Generally when we do a transaction, we don’t project any revenue growth. So we wouldn’t have projected anything.

<Q> (Analyst): Right, but I guess internally what you thought it might have?

<A> (Bob Jones): Mark may be just a couple of points what we think with Monroe and it’s ability to work in the Bloomington market.

<A> (Mark Bradford): Right. We will work with Insurance and obviously we haven’t had the ability to offer insurance products historically, but with 31% market share I can’t get enough to Tom and the fact that he is a Notre Dame grad as well as my wife is a Notre Dame grad and I put up with both of those. I think it’s a great opportunity. So we are really excited by this partnership and I know many of our associates are as well.

Christopher Wolking, Chief Financial Officer:

…On slide 134, what I wanted – you heard a little bit about the strategic impact of the acquisition of Monroe, but it also has what I call some very important tactical benefits. When we look at those metrics that we aspire to, the acquisition in Monroe will help get us there.  It will get us there when they are fully integrated because of those productivity improvements. We got, as you recall, 50% cost saves filled into those numbers ultimately with branch consolidation opportunities. They have got a tremendous trust department. So it gives us good revenue per FTE, so that in a kind of micro perspective it is the kind of acquisition that after your business and strategic growth, great market, but it also gives us those tactical benefits that help us get to that number that we aspire to…

Bob Jones, President and Chief Executive Officer:

…When the economy does turn in, and it will turn, we are not going to change. I used to say and Barbara would yell at me, if there is a tie, I’m always going to side with credit. What I will now say is that if there is a tie vote, I’m going to do what’s right for the shareholder. There is a tone in our company about credit quality that is very significant, and you got it in Chris’ introduction, we always talk with Daryl, it’s the credit officer known as Daryl, because he has got such a sterling reputation and he does a great job in partnership with Barbara so, and we’ll continue to look at opportunities to partner. We’re thrilled with Mark Bradford and we’re thrilled with Monroe.

We wish we can take it to Bloomington, but we’ll get you there sometime maybe for IU basketball game because you don’t want to see their football unless there was an Ohio State game. But we are thrilled and it’s a perfect partner for us. And those are the types of partners we look for.  We are very picky despite any assumptions to the other. We look at a lot of opportunities. We’re choosy. We found just a great partner in Mark and we’re very happy. So again for us it’s all about execution, it’s all about looking forward. We think we’re extremely well positioned for the future and we know where our words are, we will continue to work on them. So if there are no other questions, operator, this will conclude our webcast and we’ll break there.

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a Proxy Statement of Monroe Bancorp and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction.  Old National and Monroe have mailed the definitive Proxy Statement/Prospectus to shareholders of Monroe (which mailings were first made on or about November 15, 2010).  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and Monroe, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Monroe by accessing Monroe’s website at www.monroebank.com under the tab “Shareholder Relations” and then under the heading “Financial Reports.”

Old National and Monroe and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Monroe in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Monroe is set forth in the proxy statement for Monroe’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 29, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to; market, economic, operational, liquidity, credit and interest rate risks associated with Old National's business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations), ability of Old National to execute its business plan (including the proposed acquisition of Monroe Bancorp), changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits, failure or circumvention of Old National’s internal controls, failure or disruption of our information systems, significant changes in accounting, tax or regulatory practices or requirements, new legal obligations or liabilities or unfavorable resolutions of litigations, other matters discussed in this presentation and other factors identified in the Company’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.  These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.